UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39155

XP Inc.

(Exact name of registrant as specified in its charter)

Av. Chedid Jafet, 75, Torre Sul, 30th floor,

Vila Olímpia – São Paulo

Brazil 04551-065

+55 (11) 3075-0429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XP Inc.

By:	/s/ Bruno Constantino Alexandre dos Santos
	Name:	Bruno Constantino Alexandre dos Santos
	Title:	Chief Financial Officer

Date: February 16, 2023

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 16, 2023 - XP Inc. Reports Fourth Quarter and Full-Year 2022 Financial Results.
99.2	XP Inc. - 4Q22 Earnings Presentation.
99.3	XP Inc. – Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020.